FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by GrafTech International Ltd. pursuant to 17 C.F.R. 200.83

GrafTech International Holdings Inc. 12900 Snow Road • Parma, OH 44130
Lindon Robertson
Chief Financial Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED
SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF
THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT
TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED
IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

June 13, 2013

VIA EDGAR (REDACTED VERSION) AND
HAND DELIVERY (UNREDACTED VERSION)

Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	GrafTech International Ltd. Form 10-K for the fiscal year ended December 31, 2012 Filed February 26, 2013 File No. 001-13888

Dear Mr. Cascio:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2013, with respect to the GrafTech International Ltd. (the “Company” or “we”, “us” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 26, 2013 (the “2012 Form 10-K”).

For your convenience, we have reproduced each of the Staff’s comments (in italics) followed by our response.

Because of the commercially sensitive nature of certain portions of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The

Confidential Treatment Requested by GrafTech International Ltd. pursuant to 17 C.F.R. 200.83

Securities and Exchange Commission
June 13, 2013
Page Two

Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis

Outlook, page 44

1.
We see that you have quantified and discussed projections for your fiscal year ended December 31, 2013 within this section. We note that you have provided projections for the non-GAAP measure earnings before interest, taxes, depreciation and amortization and other (income) expense. Please describe how you have concluded that the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K do not apply to this projection and non-GAAP measure. In this regard, please specifically address why you did not reconcile this measure to its most directly comparable GAAP measure, did not disclose the reasons why management believes the non-GAAP measure provides useful information to investors and did not describe any additional purposes for which the non-GAAP measures are used.

Response

We acknowledge the Staff’s comment.  Initially, we would point out that we have provided all of the information required under Item 10(e)(1)(i) of Regulation S-K whenever we have provided non-GAAP measures, including earnings before interest, taxes, depreciation and amortization and other (income) expense, in our historical financial information, including in the earnings releases furnished as exhibits to our Current Reports on Form 8-K reporting our results of operations pursuant to Item 2.02 thereof.  See, for example, our Current Report on Form 8-K, also filed on February 26, 2013, concurrently with the filing of the 2012 Form 10-K.  These earnings releases have also included an explanation of why management believes any non-GAAP measures included therein (including, specifically, earnings before interest, taxes, depreciation and amortization and other (income) expense) provide useful information to investors.

In response to the Staff’s comment, we will provide further clarity in our disclosures by also including appropriate reconciliations and explanations meeting the applicable requirements of Item 10(e)(1)(i) of Regulation S-K in our future filings whenever non-GAAP measures are disclosed in any targets or projections which may be included in such filings.

Critical Accounting Policies – Business Combinations and Goodwill, page 59

2.	We see that you performed your annual impairment test of goodwill as of December 31, 2012 based on discounted cash flow models derived from internal earnings forecasts and

Confidential Treatment Requested by GrafTech International Ltd. pursuant to 17 C.F.R. 200.83

Securities and Exchange Commission
June 13, 2013
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assumptions and noted no impairment existed. In light of the fact that your book value substantially exceeded your market capitalization as of December 31, 2012, please provide us with the following:

●	Quantify the amount of goodwill allocated to the reporting units and the percentage by which fair value exceeded carrying value as of the date of the most recent test;

●	Describe the methods and key assumptions used and how the key assumptions were determined;

●
Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

As of December 31, 2012, our book value was $1,349.9 million, compared to a market capitalization of $1,261.7 million, a difference of approximately 7%.

As of December 31, 2012, the total GrafTech goodwill of $498.3 million was allocated to the following reporting units: graphite electrodes: $[*] million, needle coke: $[*] million, and advanced graphite materials: $0.4 million.  As the amount of goodwill assigned to our advanced graphite materials reporting unit is immaterial to our consolidated financial position and results of operations, we did not calculate the estimated fair value of advanced graphite materials during our December 31, 2012 goodwill impairment test.  As of December 31, 2012, the fair value of net assets for each reporting unit (including goodwill) exceeded the carrying value by approximately [*]% for graphite electrodes and [*]% for needle coke.

For purposes of testing goodwill for impairment, we estimate fair value using a discounted cash flow method.  Significant assumptions used in assessing the implied fair value of a reporting unit under the discounted cash flow method include the discount rate used to determine the present value of the cash flows and the projected cash flows generated by each reporting unit. The cash flows are projected based on a year-by-year assessment that considers our experience, estimated market conditions, our internal projections, and relevant publicly available statistics and projections. The cash flows projected are then used as the basis for projecting cash flows for the remaining years in our model.

During our goodwill impairment testing as of December 31, 2012 with respect to our graphite electrodes reporting unit, we noted the recent downturn in the steel industry and the markets that we serve, which we anticipated would continue into the near future.  Based on this, our free cash flow assumptions for this reporting unit included pressure on graphite electrode pricing and reduced demand in the near term.  Based on internal and external information available to us, our model assumed a gradual recovery of the steel industry and the markets we serve, and a concomitant recovery in our graphite electrodes line of business.  When forecasting cash flows for our needle coke line of business, we used a similar methodology of  reviewing publicly available information and internal forecasts to build a cash flow model that we believe is reasonable given the needle coke operating environment.

Confidential Treatment Requested by GrafTech International Ltd. pursuant to 17 C.F.R. 200.83

Securities and Exchange Commission
June 13, 2013
Page Four

The estimated cash flows for each line of business were then discounted based on our weighted average cost of capital (“WACC”).  The WACC was calculated considering the risk free rate, as estimated by the  long-term US Treasury bonds interest rate, our debt to equity ratio, and the beta of the company.  As of December 31, 2012, our WACC was [*]%. We used the same WACC for all of our reporting units as we believe the equity volatility / beta and related business risks between our graphite electrodes and needle coke reporting units would not differ materially.

Using these estimated fair values calculated for graphite electrodes and needle coke, as well as an estimated fair value of our other reporting units, we noted that our estimated fair values were reasonably related to our market capitalization, with our estimated fair values exceeding our market capitalization by approximately [*]% as of December 31, 2012.

In order to address the uncertainties in our free cash flow assumptions (specifically, the timing of the steel market recovery, future price and growth rates and the WACC), we ran several sensitivity analyses for both the graphite electrodes and needle coke cash flow assumptions, and noted that given a reasonable range of these key variables, our free cash flow estimates exceeded our book value of net assets for both the graphite electrode and needle coke reporting units.

As noted in Item 1A.  Risk Factors in the 2012 Form 10-K, potential events that could negatively affect our key assumptions include a continuation of current challenging economic conditions and/or a further increase in industry capacity which outpaces the expected demand increases from additional end user capacity anticipated in the future.  These could create additional pricing and volume pressure.  Our forecasted cash flows would also be negatively impacted by unexpected cash outlays required to keep our existing assets functioning at current levels.  Finally, a significant increase in the WACC used to discount our free cash flows would also adversely impact our estimated fair value calculation.

*           *           *

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by GrafTech International Ltd. pursuant to 17 C.F.R. 200.83

Securities and Exchange Commission
June 13, 2013
Page Five

Please contact me at 216-676-2427 with any questions you may have regarding our responses.

Sincerely,

/s/ Lindon G. Robertson

GrafTech International Ltd.
Lindon G. Robertson
Vice President and Chief Financial Officer
(Principal Accounting Officer)

cc:          Craig S. Shular, Chairman of the Board, Chief Executive Officer and President
Steven Shawley, Chairman, GrafTech Board of Directors Audit Committee
Kazi Islam, PricewaterhouseCoopers LLP